August 25, 2010	Martin H. Neidell Direct Dial 212-806-5836 Direct Fax 212-806-7836 mneidell@stroock.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cedar Shopping Centers, Inc. Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of Cedar Shopping Centers, Inc. (the “Company”), enclosed for filing please find a Registration Statement on Form S-3 registering 9,738,426 shares of common stock.  The filing fee of $3,535.00 has been wire transferred to the SEC.

If you have any questions or need additional information, please do not hesitate to contact the undersigned.

Very truly yours,

Martin H. Neidell
MHN:fc

Enclosure